UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date: July 9, 2026

Commission File Number: 1-15060

UBS AG

(Translation of Registrant’s Name Into English)

Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-283672).

This Form 6-K consists of the Opinion of Homburger AG, as special Swiss counsel to UBS AG (“UBS”), which appears as an exhibit hereto and is incorporated into this Form 6-K as if set forth in full herein. The Opinion of Homburger AG is filed herewith as Exhibit 5.3 to the Registration Statement of UBS AG on Form F-3 initially filed on December 6, 2024 and effective February 6, 2025 (File No. 333-283672) and replaces the existing Opinion of Homburger AG dated April 20, 2026, as special Swiss Counsel to UBS filed therewith as Exhibit 5.3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Jana Kausche Name: Jana Kausche Title: Director
By:	/s/ Ashlee Kuan Name: Ashlee Kuan Title: Associate Director

Date: 9th July 2026